Exhibit 99.1

Zhengye Biotechnology Holding Limited Regains Compliance with Nasdaq Bid Price Requirement

Jilin, China, August 6, 2026 (GLOBE NEWSWIRE) -- Zhengye Biotechnology Holding Limited (Nasdaq: ZYBT) (the “Company” or “Zhengye”), a veterinary vaccine manufacturer that encompasses research, development, manufacturing, and sales of veterinary vaccines, with a focus on livestock vaccines in China, today announced that on August 5, 2026, the Company received a letter (the “Compliance Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on May 29, 2026, the Company received a notification letter from Nasdaq indicating that the closing bid price of the Company’s Class A ordinary shares had been below $1.00 per share for 30 consecutive business days. Nasdaq has since determined that, for the last 10 consecutive business days, from July 20, 2026 to August 4, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

Zhengye continues to be listed on The Nasdaq Capital Market under the ticker symbol “ZYBT”.

About Zhengye Biotechnology Holding Limited

Through Jilin Zhengye Biological Products Co., Ltd., the Company’s operating entity based in Jilin, China, Zhengye Biotechnology Holding Limited focuses on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity has 50 veterinary vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt as of the date of this press release. The operating entity has three veterinary vaccine production floors (including 13 vaccine production lines), one quality examination center, and one animal facility for vaccine development, all operating in accordance with Good Manufacturing Practices for Veterinary Drugs issued by the Ministry of Agriculture and Rural Affairs of the PRC. For more information, please visit the Company’s website: http://ir.jlzybio.com.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the United States Securities and Exchange Commission.

For more information, please contact:

Zhengye Biotechnology Holding Limited
Investor Relations Department
Email: ir@jlzybio.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com